FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated October 30, 2012 entitled “AFP PROVIDA S.A. reports its results for the period ended September 30, 2012”

For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1483
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – October 30, 2012 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended September 30, 2012. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended September 30, 2012

GENERAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2012

Ü
In the first nine months of 2012, the Company recorded a profit of Ch$75,244.7 million, higher by Ch$18,450.5 million or 32.5% with respect to the profit recorded in the same period in 2011. This result was partly sustained by the gains from mandatory investments, a rise of Ch$15,735.8 million as compared to the last year. This performance was accompanied by the sustained increase in the recurrent business that grew by Ch$6,907.6 million.

Ü
In more detail, the growth of 9.5% recorded by the recurring business (defined as revenues minus operating expenses composed by employee expenses, miscellaneous other operating expenses and life and disability insurance premium) was partly due to superior revenues of Ch$7,963.0 million boosted by increased fee income (Ch$9,548.7 million or 9.1%) as a consequence of higher salary base recorded in the period. Likewise, operating expenses rose (Ch$1,055.3 million or 2.5%) at a lower extent than fee income. Behind the growth of such expenses were the changes in the administrative staff structure assuming services previously externalized, as well as costs related to the increased sales force in connection with the commercial plan aimed at reinforcing Provida´s leading position. As a counterpart, the period recorded savings in administrative expenses regarding such internalized services.

Ü
Moreover, gains generated by the associates positively contributed to the result, higher by Ch$3,385.8 million with respect to last year, stemming from better performance exhibited by all the associates.

Ü
Concerning income taxes, they recorded an increased expense of Ch$8,482.5 million or 66.2%, partly driven by higher profits before taxes, and the implementation of the new tax law beginning in September 2012. As a consequence, the taxable profit for the year 2012 and going forward are affected by a tax rate  increase from 18.5% to 20.0%, also involving an increase of the deferred tax rate from 17.0% to 20.0%. In figures, the effect amounted to Ch$5,762.6 million, affecting both the income tax by Ch$1,033.4 million and the deferred tax expense by Ch$4,729.2 million.

Ü
Since Provida became the sole shareholder in AFP Génesis (Ecuador) Provida’s financial statements are consolidated with this associate, resulting in the recognition of lower profits of Ch$246.4 million or 10.9% as of September 2012 with respect to the result acknowledged last year.

Ü
As of September 30, 2012, Provida continues to lead the Chilean pension fund industry with a total of US$45,325.6 million of assets under management, equivalent to a market share of 28%. Also, Provida is a leader in terms of clients with an average portfolio of 3.5 million participants and 1.8 million of contributors as of September 2012, equivalent to market share of 38% and 35% respectively as of August 2012.

GENERAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2012

Ü
The third quarter of 2012 (3Q12) recorded a profit of Ch$20,351.0 million, higher by Ch$9,223.0 million or 82.9% with respect to the profit attained in the third quarter of 2011 (3Q11). This result was partly triggered by gains from mandatory investments, positive by Ch$14,633.3 million with respect to gains recorded in 3Q11. The above due to the weighted average nominal return of pension funds in 3Q12 was +1.31% that compared with the negative return of -5.47% recorded in 3Q11.

Ü
Additionally, the period recorded higher revenues of Ch$871.0 million, due to higher fee income (Ch$2,649.9 million or 7.6%) as a result of the growth of salary base of contributors. The  increase of revenues was accompanied by lower operating expenses of Ch$153.1 million (1.0%) mainly due to lower costs of internalized services and the credit from the life and disability insurance premium, effects partially offset by higher expenses stemming from changes in the administrative and sales staff that were  previously explained in the year’s evolution.

Ü	Likewise, associates positively contributed to the result with higher profits of Ch$850.2 million, stemming from the good performance experienced by all of them.

Ü
Regarding income taxes, the period recorded a higher provision of Ch$7,800.2 million driven by the implementation of the new tax law, beginning in September 2012, which increased the tax rate of taxable profits for the year 2012 and going forward from 18.5% to 20.0%, implying also an increase of the deferred tax rate from 17.0% to 20.0%. In figures, the tax rate effect amounted to Ch$5,762.6 million, affecting both the income tax by Ch$1,033.4 million and the deferred tax by Ch$4,729.2 million. Also, the period recorded higher profits before taxes, which explained the remaining increase recorded by the income tax expense.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.
Business Drivers	Sep-12	Market
		Share

Average number of affiliates	3,450,081	37.9%	(1)
Average number of contributors	1,801,380	35.1%	(1)
Average number of pensioners	597,740	37.3%

Average salary base (US$ Million)	1,670.8	28.6%	(1)
AUM (US$ Million)	45,325.6	28.5%
Average real return of Pension Fund (Cum. Sep12)	2.95%
Pension Fund Type A real return (Cum. Sep12)	2.98%
Pension Fund Type B real return (Cum. Sep12)	2.58%
Pension Fund Type C real return (Cum. Sep12)	2.88%
Pension Fund Type D real return (Cum. Sep12)	3.03%
Pension Fund Type E real return (Cum. Sep12)	3.26%

Other Variables	Sep-12	Market
		Share

Average number of branches	59	27.8%
Average number of administrative employees	934	25.7%	(2)
Average number of sales agents	504	23.7%	(2)

(1) Market Share as of August, 2012	(2) Market Share as of June, 2012

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE NINE MONTHS OF 2012

The monthly economic activity index (IMACEC) grew 6.2% in August 2012 compared to the same month of last year. According to the Central Bank, this increase was mainly explained by the growth of the activities related mining, trade and services.

Regarding foreign trade, trade balance accumulated a surplus of US$2,843.0 million as of September 2012, amount 66% lower than the figure recorded in the same period in 2011. As of September 2012, exports accumulated US$57,496.3 million, a decrease of 6% compared to the same period in 2011, partly explained by the decrease of 6% of non-mining exports (which accounted for 38% of total exports), mainly due to the reduction in shipments of fruit and copper sector and manufacturing (copper waste). Additionally, the period recorded a 3% decrease in exports of mining products (which represented 62% of total exports), mainly due to lower shipments of refined copper, given its lower price.

Likewise, imports totaled US$54,653.3 million, an increase of 4% compared to the same period of last year. This variation was explained by the growth of 9% in non-fuel imports (representing 77% of total imports), mainly related to machinery and mechanical appliances that increased 8%; electrical equipment and appliances with an increase of 15% and plastics and manufactures that increased by 8%.

In September 2012, the Consumer Price Index (CPI) accumulates a variation of 1.4% and 2.8% in twelve months. The cumulative variation in 2012 is mainly due to the increases recorded in Food and non-alcoholic beverages (4.4% with an effect of 0.83 p.p.), Restaurants and Hotels (5.7% with an effect of 0.25 p.p.), Education (3.5% with an effect of 0.21 p.p.), Transport (1.1% with an effect of 0.21 p.p.) and Health (3.2% with an effect of 0.17 p.p.), which were partially offset by the decline recorded in Clothing and Footwear (-6.6% with an effect of -0.34 p.p.) and Accommodation and Utilities (-2.5% with an effect of -0.33 p.p.).

Regarding the monetary policy rate, the Central Bank’s Board, at a meeting held on October 18, 2012, agreed to keep it at 5.0% annually. The latter by considering that external tensions have diminished due to the announcements made by the European authorities, but risks remain present. Locally, it highlights the dynamism shown by of private consumption and the thinness of the labor market, however inflation measures remain under the target and expectations of medium and long term remain anchored around the target. Thus, the balance of internal and external risks remains unchanged, so that monetary policy will continue in lull over the medium term.

In relation to the labor market, the mobile quarter June-August 2012 recorded an unemployment rate of 6.4%, lower by 0.1 percentage points with respect of the previous quarter and 1.0 percentage points in twelve months.

With respect to the previous mobile quarter, the third consecutive decline (-1.3%) of unemployed sector was observed, boosted by men and women, and a nil percentage variation in the occupied sector, which resulted in a variation of -0.1% in labor force. In twelve months, the low increments of labor force and occupied sector were accentuated, which meant that for the first time since 2010, the labor force recorded a nil percentage variation and the occupied sector an increase of 1.0%. The nil percentage variation of the labor force in twelve months was affected by the decline observed in the male labor force (-0.9%), driven by a greater annual decrease of the unoccupied sector (-16.3%) and by a slight increase of the employed sector (0.2%).

The sectors with the greatest influence on the annual increase in employment were Public Administration and Defense, Education, and Mining, while the main declines were observed in Trade, mainly concentrated on self-employed sector.

As reported in 2Q12 Press Release, Banco Bilbao Vizcaya Argentaria S.A. informed the market its intention to initiate a study of strategic alternatives for its mandatory pension business in Latin America, considering the sale of all or part of the AFPs in Chile, Colombia and Peru, and the Administradora de Fondos para el Retiro (Administrator of Retirement Funds) AFORE in Mexico.

In line with the above mentioned, BBVA Inversiones Chile S.A. expressed in writing its interest of restructuring its current society  BBVA Servicios Corporativos Limitada by dividing it in two entities. One of them (BBVA Servicios Corporativos Dos Limitada), which is the society that supplies most of the services related to the contract subscribed with AFP Provida S.A. on  December 31, 2009, as well as the personnel and facilities to render such services.

The Directors’ Committee assessed this transaction and recommended its approval to the Board of Directors. So, at the extraordinary meeting held on August 31, 2012, the Board of Directors of Provida approved the internalization of most of the support services subcontract to the related company BBVA Servicios Corporativos Limitada on December 31, 2009.

The internalization of the services took place as follows:

(i)
The acquisition of 100% of the company rights of BBVA Servicios Corporativos Dos Limitada, including assigned workers who render services to Provida and the assets and liabilities necessary for such purposes. The price paid for the company rights was Ch$36,643 million and BBVA

Servicios Corporativos Dos Limitada was dissolved and its assets, liabilities and workers were incorporated into Provida; and

(ii)
The amendment of the services rendering contract dated December 31, 2009, subscribed with BBVA Servicios Corporativos Limitada, for the purpose of reducing the rendered services, maintaining exclusively those that will not be internalized and reducing the annual cost from UF241,109.0, to UF41,932.0 (equivalent to Ch$5,439.3 million and Ch$946.0 million respectively).

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During the first nine months of 2012, the Company recorded a profit of Ch$75,244.7 million, an increase of Ch$18,450.5 million or 32.5% as compared to the profit attained in the same period in 2011.

The mandatory investments was the component that most contributed to the result with gains of Ch$15,735.8 million as compared to the loss recorded in the first nine months of 2011. The gains achieved during the period were explained by the positive effect of falls experienced by local fixed income and the increase recorded by foreign stock markets.

Likewise, the recurring business (defined as revenues minus operating expenses composed by employee expenses, miscellaneous other operating expenses and life and disability insurance) continued its growing trend,  increasing by Ch$6,907.6 million or 9.5% with respect to the same period in 2011. This result was partly explained by the growth of 9.1% in fee income –main component of revenues- while the increase in operating expenses was lower (2.5%).

Moreover, the associates positively contributed Ch$3,385.8 million to the result, given the better performance exhibited by all of them.

Finally, regarding income taxes, the period recorded higher expenses of Ch$8,482.5 million, mainly due to the implementation of the new law that increases the tax rate starting in September 2012 and affecting the  taxable profits of 2012 thereon and the deferred tax liability.

During the first nine months of 2012, earnings per share (each ADR represents fifteen shares) were Ch$227.11 as compared to Ch$171.42 obtained in the same period in 2011. As of September 30, 2012, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same date in 2011.

Revenues

In the first nine months of 2012, revenues were Ch$122,495.1 million, an increase of Ch$7,963.0 million or 7.0% as compared to the same period in 2011. This increase was mainly explained by higher fee income of Ch$9,548.7 million due to the growth observed in mandatory contributions. The above result was partially offset by lower other revenues of Ch$1,585.7 million, basically due to lower financial revenues stemming from the life and disability insurance premium.

•
Fee income was Ch$114,361.6 million in the first nine months of 2012, an increase of Ch$9,548.8 million (9.1%) as compared to the same period in 2011. This increase was mainly attributable to higher mandatory contributions, as higher salary base (8.4%) was recorded, due to the growth observed in contributors, but mainly the increase observed in their taxable incomes. Additionally, the period recorded mandatory fee income stemming from the regularization of residual and unprocessed contributions from previous periods made by Social Pension Institute (IPS).

As a result of the growing trend of its fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 38% in terms of number of participants, 35% in terms of contributors and 29% in terms of salary base as of August 2012. The market share of total assets under management was 28% as of September 30, 2012. In figures, the average number of contributors was 1,801,380, the monthly average salary base was US$1,670.8 million and assets under management amounted to US$45,325.6 million for the first nine months of 2012.

•
Other revenues were Ch$8,133.5 million in the first nine months of 2012, decreasing by Ch$1,585.7 million (16.3%), with respect to the same period in 2011. This decrease was basically attributable to lower financial revenues of Ch$1,214.7 million (53.8%) stemming from the life and disability insurance premium. This result was boosted by lower cash flows, given the payment of casualties related to the insurance policy as it is in a runoff stage, which overshadowed the effect of better returns obtained in the period. Likewise, lower other revenues (Ch$371.0 million or 5.0%) were recorded, basically due to lower revenues attained by the associate Genesis in Ecuador.

Mandatory investments

In the first nine months of 2012, gains from mandatory investments were of Ch$8,564.6 million, an increase of Ch$15,735.8 million with respect to losses recorded in the same period in 2011. The weighted average nominal return of pension funds was +4.32% as of September 2012, as compared to the negative return of -3.29% recorded in the same period in 2011. The main contributions in 2012 were Fund Type C (44% of the gains) with a nominal return of +4.25% and Fund Type D (18% of the gains) with a nominal return of +4.40%.

The overall return in the period was basically triggered by the positive effect from the falls experienced by rates over the local fixed income and the increase observed by international stock exchanges in developed countries (MSCI World +11.3%: USA +15.0%, Europe +6.3% and Japan 6.2%) as well as in emerging countries (MSCI Emerging +9.2%: Mexico +10.1%, Russia +6.7% and Brazil +4.1%).

Life and disability insurance premium

The life and disability insurance premium recorded a credit of Ch$2,960.0 million in the first nine months of 2012, an increase of Ch$518.4 million (21.2%) as compared to the credit recorded in the same period in 2011.

This year, most of casualties will be paid, so there has been a permanent decline in the level of reserves for casualties mainly given the settlement of casualties, in a contract in a run-off stage without receiving new premiums.

As discussed in previous reports, in order to determine the provision at fair value, the monthly variation of the reserve is statistically analyzed by developing a frequency distribution with the appropriate graphic representation. From this analysis, the average values of the reserve are obtained, forecasting a future performance based on such historical evolutions.

As a result of the analysis mentioned above, it was concluded that the expected speed to process casualty payments was faster than previously estimated, thus the fluctuation of long term discount rates does not significantly affect the value of reserves. Consequently, it was determined that the provision calculated by the model as of December 2011 must be reduced according to the reserve evolution, involving a reversal of Ch$3,232.9 million in provisions made for casualties, higher by Ch$463.7 million as compared to the figure recorded in the same period in 2011.

Employee expenses

Employee expenses amounted to Ch$22,703.7 million in the first nine months of 2012, an increase of Ch$936.7 million or 4.3% with respect to the same period in 2011. This result was driven by higher expenses in wages and salaries of administrative and sales personnel, adding higher short-term benefits.

•
Wages and salaries of administrative personnel were Ch$13,103.6 million in the first nine months of 2012, increasing by Ch$469.1 million or 3.7% as compared to the same period in 2011. This result was basically attributable to higher expenses in fixed salaries and superior allowances paid to personnel, mainly related to vacations, bonuses and clothing, adding higher accrued vacations. The latter due to a higher staff maintained in the period, basically due the transfer of 92 people (there are pending three vacant to complete the new staff) from BBVA Servicios Corporativos towards Provida’s permanent personnel on September 3, 2012.

In figures, the average administrative staff of Provida was 934 workers in the first nine months of 2012, increasing by 3.0% with respect the average staff in the same period in 2011 (906 administrative workers). By comparing the end of each period, the administrative staff increased by 10.5%, from 918 in September 2011 to 1,014 workers in September 2012. It is important to mention that September 2012 included the aforementioned transfer of 92 workers from BBVA Servicios Corporativos to Provida.

•
Wages and salaries of sales personnel were Ch$7,460.8 million as of September 2012, an increase of Ch$424.5 million or 6.0% as compared to the same period in 2011. This increase was partly driven by higher variable-based remunerations, given higher commissions and awards paid to sales agents, adding superior fixed remunerations and higher benefit allowances, as a greater number of staff was maintained in the period. Behind the above is the Company´s strategic plan aimed at reinforcing its leading position and capturing the new growth opportunities in the market. This trough a trained sales force focused in the most profitable segments with saving potential, along with retention measurements for such clients.

In figures, the average number of sales employees was 504 workers in the first nine months of 2012, an increase of 14.7% with respect to the number maintained in the same period in 2011 (439 sales agents). With respect to the evolution at the end of each period, the sales force increased by 50.4% from 425 salespeople in September 2011 to 639 in September 2012. It is important to point out that In August 2012 200 sales agents were incorporated, as the Company´s commercial mentioned previously.

•
Short-term benefits to employees were Ch$1,371.0 million as of September 2012, an increase of Ch$191.4 million or 16.2% as compared to the same period in 2011, due to higher provisions made for bonuses required in the period due to higher results of the Company.

•
Indemnities paid in the first nine months of 2012 were Ch$768.3 million, a decrease of Ch$148.4 million or 16.2% as compared to the same period in 2011. This decrease was due to lower indemnities of Ch$95.5 million paid to administrative personnel, as well as Ch$52.9 million paid to sales staff.

Depreciation and amortization expenses

The depreciation and amortization expenses totaled Ch$6,384.5 million in the first nine months of 2012, an increase of Ch$219.4 million or 3.6% with respect to the same period in 2011. This increase was basically caused by the higher amortization expenses recorded in the period.

•
The depreciation expense was Ch$1,714.2 million as of September 2012, a decrease of Ch$61.0 million or 3.4% with respect to the same period in 2011. This decrease was basically due lower depreciation costs of computing hardware. Additionally, lower real estate depreciation was recorded, since the Company has sold the properties not used after the adjustment in the number of branches.  the sales of properties made in recent periods. Moreover, AFP Genesis in Ecuador recorded a lower depreciation expense during the period.

•
The amortization expense was Ch$4,670.3 million as of September 2012, an increase of Ch$280.5 million or 6.4% with respect to the same period in 2011. This increase was mainly caused by higher amortization of intangibles, referred to developments of the Unified Platform.

Impairment losses

Impairment losses were Ch$210.4 million in the first nine months of 2012, a negative deviation for the same amount, since the same period in 2011 did not record any amount for this concept. It should be mentioned that the Company implemented a policy aimed at assessing its principal fixed assets (real estate over Ch$40.0 million) every three years or earlier if there is any information of impairment.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$23,000.6 million as of September 2012, an increase of Ch$637.1 million or 2.8% with respect to the same period in 2011. This result was attributable to the following:

•
Marketing expenses were Ch$1,094.3 million in the first nine months of 2012, an increase of Ch$82.1 million or 8.1% with respect to the same period in 2011. This increase was caused by higher expenses in events and sponsoring; communications to contributors associated with the quarterly balance sheet and advertising mainly in expenses aimed at promoting contributions by self-contributors.

•
Data processing expenses were Ch$2,973.7 million as of September 2012, an increase of Ch$406.2 million or 15.8% with respect to the same period in 2011. This result was caused by higher host maintenance expenses with related companies, due to superior costs in the Regional Computer Center (CCR) in Mexico as there was a higher volume of operations; and host maintenance and facilities due to minor enhancements required in the period that did not extend the useful life of the assets so they cannot be activated. Additionally, the period recorded superior costs in other equipment and facilities maintenance, referring mainly to help desk and sales support equipments.

•
Administration expenses amounted to Ch$16,516.6 million as of September 2012, a decrease of Ch$115.0 million or 0.7% as compared to the same period in 2011. This decrease was mainly attributable to lower expenses in advisory due the amendment made in the services rendering contract beginning in September 2012, for the purpose of reducing the rendered services, maintaining exclusively those that will not be internalized and reducing the annual cost as mentioned at the beginning of this report. Additionally, the period recorded lower effective costs in post and postal companies.

The aforementioned was partially offset by higher operating write-offs basically related to fraud issues in savings accounts and earnings for delayed electronic accreditation. In both situations the Company has taken the corresponding measurements, investigating causes and preventing the occurrence of new fraud event and improving its operating standards in order to eliminate the accreditation out of time.

•
Other operating expenses amounted to Ch$2,415.9 million in the first nine months of 2012, higher by Ch$263.7 million or 12.3% with respect to the same period in 2011. The latter due to superior expenses in disability qualification related to medical fees and clinical examinations in connection with casualties pending of evaluation stemming from the contract currently in a run off stage, as well as claims from affiliates not covered by the current insurance system, which determinations must be financed by the AFPs according to the regulation.

Financial income (expenses)

Financial income (expenses) was Ch$2,227.5 million as of September 2012, an increase of Ch$1,098.4 million or 97.3% with respect to the same period in 2011, due to the Company’s higher liquidity levels and better returns obtained from the investments of such surplus of cash flow.

Share of the profit (loss) from equity accounted associates

In the first nine months of 2012, share of the profit (loss) from equity accounted associates was Ch$10,099.8 million, an increase of Ch$3,385.8 million or 50.4% with respect to the same period in 2011. This result was triggered by the positive contribution of all the associates, where AFP Horizonte in Peru with a profit of Ch$1,449.7 million was highlighted, due to superior fee income and higher gains from mandatory investments. Additionally, AFORE Bancomer in Mexico generated profits (Ch$512.2 million), due to higher fee income and the better performance recorded by mandatory investments. At local level, associates recorded higher profits of Ch$1,423.9 million given the higher income from sales generated by Previred and mainly, superior fee income by AFC.

Company	Country	2012	2011	Change	%

		(Millions of Chilean pesos, except percentages)

DCV	Chile	81.7	65.0	16.7	25.7%
AFC	Chile	1,922.8	957.4	965.4	100.8%
Previred	Chile	2,074.4	1,632.6	441.8	27.1%
Bancomer	Mexico	3,357.7	2,845.5	512.2	18.0%
Horizonte	Peru	2,663.2	1,213.5	1,449.7	119.5%

TOTAL		10,099.8	6,714.0	3,385.8	50.4%

In Peru, Provida Internacional has been a shareholder of AFP Horizonte since 1993, currently holding 15.87% of the shares. As of September 2012, this associate accounted for a total of 1,423,804 participants and assets under management for US$8,363 million, figures equivalent to market shares of 27% and 24% respectively, situating it in first place in terms of participants and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. As of September 2012, AFORE Bancomer maintained participants portfolio of 4,491,508 and funds under management for US$21,453 million, representing market shares of 9% and 15%, respectively, situating it in fourth place in terms of participants and in second place in assets under management.

The local related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership; Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) a company that administers unemployment funds in accordance with the Law 19,728, where Provida has a 37.8% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), as well as other financial institutions that also participate.

Exchange differences

The exchange differences recorded losses for Ch$80.4 million as of September 2012, negative by Ch$178.8 million with respect to the gains recorded in the same period in 2011. This result was attributable to losses in exchange rate in view of the appreciation of 8.8% of Chilean peso against the dollar (v/s the depreciation of 11.5% as of September 2011) that negatively affected its net position in assets held in dollars. Additionally, the period recorded lower gains in UF fluctuation given the rise of 1.3% in its valuation, which was lower than the increase of 2.6% registered in 2011, an effect over the net position in assets adjusted by UF.

Other non-operating revenues

Other non-operating revenues were Ch$2,883.2 million as of September 2012, an increase of Ch$429.0 million or 17.5% as compared to the same period in 2011. This result was partly driven by the reversal of provision in labor suits from previous years since the final determination was favorable to the Company. The aforementioned due to the fact that provisions for labor suits are accounted for as other operating expenses, but the reversal of provisions corresponding to previous periods must be accounted for as non operating revenues.

Additionally, the period recorded a positive net effect by the earthquake given the reimbursement from insurers. The aforementioned was partially offset by lower revenues from rentals, as well as lower profits on sales of assets. The latter since the Company determined to sell all the real estate not used, since the redefinition of its branch network was implemented.

Other non-operating expenses

Other non-operating expenses were Ch$280.2 million in the first nine months of 2012, higher by Ch$73.0 million or 35.3% as compared to the same period in 2011. This result was basically driven by the payment of fines paid to Government institutions (Superintendency of Pensions).

Income tax expense

Income tax expense was Ch$21,301.9 million as of September 2012, higher by Ch$8,482.5 million or 66.2% with respect to the same period in 2011. The aforementioned was partly due to higher profits before taxes and the implementation of the new tax law, beginning in September 2012. As a consequence the taxable profit for the year 2012 and going forward are affected by a higher tax rate,  increasing from 18.5% to 20.0%, also with an increase of the deferred tax rate from 17.0% to 20.0%.

Such effect amounted to Ch$5,762.6 million, affecting both the income tax by Ch$1,033.4 million and  the deferred tax by Ch$4,729.2 million.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$404,713.3 million as of September 30, 2012, an increase of Ch$14,364.7 million or 3.7% with respect to December 31, 2011. This result was attributable to higher current assets (Ch$10,101.2 million), mainly referred to the superior level of financial assets at fair value, adding higher non-current assets (Ch$4,263.5 million) basically stemming from higher mandatory investments.

•
As of September 30, 2012, current assets were Ch$96,279.6 million, increasing by Ch$10,101.2 million or 11.7% with respect to December 31, 2011. This result was mainly attributable to higher cash flows generated to the recurring business that were invested in a higher amount of financial assets (at fair value), positive in Ch$7,955.6 million, and also sustained by a higher level of  cash and cash equivalents of Ch$2,842.8 million.

Additionally, the period recorded higher trade and other receivables of Ch$2,775.2 million, basically referred to accounts receivables from insurers (Ch$1,545.5 million) and from the State (Ch$795.5 million) related to benefits temporary financed by the AFP.

The aforementioned was partially offset by lower accounts receivables from current taxes of Ch$2,134.9 million due to lower monthly provisional payments, which are calculated on historical basis. Additionally, lower accounts receivables from related parties of Ch$1,614.1 million, basically from BBVA Seguros de Vida (Ch$2,175.0 million) as the life and disability insurance premium is in a run-off stage, which was partially offset by the acknowledgement of the partial devolution of capital by Administradora de Fondos de Cesantía that will take place in December 2012, since this entity terminates its operations in the first semester of 2013.

•
Non-current assets amounted to Ch$308,433.7 million as of September 30, 2012, an increase of Ch$4,263.5 million or 1.4% with respect to December 31, 2011. This variation was basically attributable to higher mandatory investments of Ch$9,529.0 million due to the normal contributions recorded in the growing salary base of clients, as well as the positive overall return of pension funds in the period.

The above was partially offset by lower intangible assets of Ch$4,165.0 million given the amortization of the customer list of the local AFPs acquired (Protección, Unión y El Libertador).

Liabilities

Total liabilities amounted to Ch$110,321.4 million as of September 30, 2012, an increase of Ch$24,753.3 million or 28.9% with respect to December 31, 2011. This result was attributable to higher current liabilities (Ch$19,162.9 million), mainly due to superior trade and other payables, adding higher non-current liabilities (Ch$5,590.4 million) as a result of superior liabilities for deferred taxes.

•
Current liabilities amounted to Ch$76,279.5 million as of September 30, 2012, a growth of Ch$19,162.9 million or 33.6% with respect to December 31, 2011. This variation was attributable to higher trade and other payables of Ch$27,120.8 million, due to superior level of minimum dividends (Ch$26,682.7 million) since at the close of 2011, the amount for minimum dividends were adjusted by the temporary dividend paid in October of such year, while as of September the minimum dividends was accounted for, representing 30% of profits of the year.

The latter was partially offset by lower provisions of Ch$4,958.3 million, mainly related to provisions for unfavorable casualty rate related to the contract in run off stage. Additionally, the period recorded lower accounts payable for current taxes of Ch$3,135.4 million, due to the inferior first category tax paid since it included only nine months, meanwhile at the close of 2011 annual taxes were included, which were finally paid in April 2012.

•
Non-current liabilities amounted to Ch$34,041.9 million as of September 30, 2012, an increase of Ch$5,590.4 million or 19.6% with respect to December 31, 2011, as a result of higher liabilities for deferred taxes (Ch$5,637.6 million), explained by the increased in the taxable rate for Ch$4,729.2 million, adding the deferred taxes from gains on mandatory investments during the period.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$294,391.9 million as of September 30, 2012, decreasing by Ch$10,388.6 million or 3.4% with respect to December 31, 2011. This result was the outcome of the final dividend distribution of the year 2011 paid in May 2012, and the acknowledgement of the minimum dividend corresponding to the year 2012. The above was partially offset by profits generated during the period.

Exchange rate

As of September 30, 2012, the exchange rate was Ch$473.77 per dollar, while at the same date in 2011, it was Ch$521.76 per dollar. As of September 2012, the Chilean peso appreciated in 8.75% against the dollar, while at the same period in 20 11 the Chilean peso recorded a depreciation of 11.48% against the dollar.

COMPREHENSIVE INCOME STATEMENT

	2012	2011	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	122,495.1	114,532.1	7,963.0	7.0%
Gain on mandatory investments	8,564.6	(7,171.2)	15,735.8	219.4%
Life and disability insurance premium expense (less)	2,960.0	2,441.6	518.4	21.2%
Employee expenses (less)	(22,703.7)	(21,767.1)	(936.7)	4.3%
Depreciation and amortization (less)	(6,384.5)	(6,165.1)	(219.4)	3.6%
Impairment losses (less)	(210.4)	-	(210.4)
Miscellaneous other operating expenses (less)	(23,000.6)	(22,363.5)	(637.1)	2.8%
Finance costs (less)	(24.0)	(81.9)	57.9	-70.7%
Income (loss) from investments	2,227.5	1,129.1	1,098.4	97.3%
Share of the profit (loss) from equity accounted associates	10,099.8	6,714.0	3,385.8	50.4%
Exchange differences	(80.4)	98.4	(178.8)	-181.7%
Other non-operating income	2,883.2	2,454.3	429.0	17.5%
Other non-operating expenses (less)	(280.2)	(207.1)	(73.0)	35.3%

PROFIT (LOSS) BEFORE TAX	96,546.5	69,613.6	26,932.9	38.7%

Income tax expense	(21,301.9)	(12,819.4)	(8,482.5)	66.2%
Profit (loss) after tax from continuing operations	75,244.7	56,794.2	18,450.5	32.5%

PROFIT (LOSS)	75,244.7	56,794.2	18,450.5	32.5%

STATEMENT OF FINANCIAL POSITION

	9/30/2012	12-31-2011	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	96,279.6	86,178.4	10,101.2	11.7%
Non-current assets	308,433.7	304,170.2	4,263.5	1.4%

TOTAL ASSETS	404,713.3	390,348.6	14,364.7	3.7%

Current liabilities	76,279.5	57,116.6	19,162.9	33.6%
Non-current liabilities	34,041.9	28,451.5	5,590.4	19.6%

Shareholders' Equity	294,391.9	304,780.5	(10,388.6)	-3.4%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	404,713.3	390,348.6	14,364.7	3.7%

CASH FLOW STATEMENT

	2012	2011	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	67,569.2	64,279.1	3,290.1	5.1%
Cash flow from (used in) operations	73,479.0	67,697.3	5,781.7	8.5%
Cash flow from (used in) other operating activities	(5,909.8)	(3,418.2)	(2,491.6)	72.9%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(6,702.2)	(144.0)	(6,558.2)	4553.1%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(58,024.2)	(49,937.9)	(8,086.3)	16.2%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	2,842.8	14,197.2	(11,354.4)	-80.0%

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE THIRD QUARTER OF 2012

Profit

In the third quarter of 2012 (3Q12), the Company recorded a profit of Ch$20,351.0 million, an increase of Ch$9,223.0 million or 82.9% with respect to profit recorded in the third quarter in 2011 (3Q11).

This result was basically attributable to gains from mandatory investments, positive by Ch$14,633.3 million with respect to losses recorded in the same quarter of last year, due to rises experienced by foreign stock markets in developing and emerging countries.

Additionally, the period recorded a positive result in recurring business (defined as revenues minus operating expenses, which are composed by employee expenses, miscellaneous other operating expenses and life and disability insurance premium), higher by Ch$1,024.1 million with respect to 3Q11 as a result of higher revenues (Ch$871.0 million), given the growth experienced by salary base recorded in the quarter that increased fee income (7.6%), and lower operating expenses (Ch$153.1 million or 1.0%), mainly due to lower miscellaneous other operating expenses and a higher credit from the life and disability insurance premium.

Moreover, associates recorded higher profits of Ch$850.2 million, given positive contributions generated by foreign and local associates.

Regarding income taxes, the quarter recorded a higher expense of Ch$7,800.2 million primarily driven by the rise in the corporate tax rate that also affected the deferred tax rate. Also the higher tax expense was explained by the increase in earnings before taxes during the period.

During 3Q12, earnings per share (each ADR represents fifteen shares) were Ch$61.42 as compared to Ch$33.59 obtained in 3Q11.

Revenues

In 3Q12, revenues were Ch$39,502.3 million, an increase of Ch$871.0 million or 2.3% with respect to the same period in 2011. This result was basically driven by higher fee income of Ch$2,649.9 million in view of the growth observed in mandatory contributions, which was partially offset by lower other revenues of Ch$1,778.9 million, basically due to inferior financial revenues stemming from the life and disability insurance.

•
Fee income was Ch$37,390.5 million in 3Q12, an increase of Ch$2,649.9 million (7.6%) with respect to the same quarter in 2011. This result was basically driven by higher mandatory contributions given the growth of salary base (8.0%), driven by a larger number of contributors, but to a greater extent by the growth experienced in taxable incomes.

In keeping with the growing trend of the salary base of clients, Provida has maintained its leading position in the pension industry with an average market share of 37% in terms of number of participants, 35% in terms of contributors and 28% in terms of salary base. In figures, during 3Q12 the average number of contributors was 1,772,982 and the monthly average salary base was US$1,651.9 million.

•
Other revenues amounted to Ch$2,111.8 million in 3Q12, decreasing by Ch$1,778.9 million (45.7%) with respect to 3Q11. This result was basically the outcome of lower financial revenues of Ch$1,201.7 million or 85.1% from the life and disability insurance contract, as the contract is in run off stage, thus its cash flows have decreased and overshadowed the higher returns obtained during the quarter.

Gains on mandatory investments

During 3Q12, mandatory investments recorded gains of Ch$2,752.9 million, positive by Ch$14,633.3 million with respect to losses recorded in 3Q11. The weighted average nominal return of pension funds was +1.31% in 3Q12, which is compared to the -5.47% recorded in 3Q11. The return attained in the quarter was positively affected by the rises exhibited by foreign stock markets in developed countries (MSCI World +6.2%: USA +5.8% and Europe +5.8%) and in emerging countries (MSCI Emerging +6.6%: Russia +9.3%, Brazil +8.8%, China +2.6% and Mexico +1.6%). The latter was partially offset by the fall of -3.8% (measured through the IPSA) experienced by the local stock market.

Life and disability insurance premium

The life and disability insurance premium recorded a credit of Ch$906.2 million in 3Q12, higher by Ch$459.0 million (102.6%) with respect to the credit registered in 3Q11. This result was sustained by a higher adjustment in provisions of Ch$379.9 million with respect to the adjustment made in the same period in 2011. Behind this evolution were lower payments of casualties, positively affected by the higher velocity of payments and a lower real cost of such casualties, compared to the estimates registered at the end of 3Q11.

Additionally the period recorded lower expenses of Ch$79.1 million in temporary premium stemming from processing of residual and unaccredited contributions.

Employee expenses

Employee expenses amounted to Ch$7,974.9 million in 3Q12, an increase of Ch$447.7 million or 5.9% with respect to 3Q11. This result was basically triggered by higher wages and salaries to administrative and sales personnel, but partially offset by lower indemnities.

•
Wages and salaries of administrative personnel amounted to Ch$4,580.9 million in 3Q12, higher by Ch$193.5 million or 4.4% with respect to the figure recorded in the same quarter in 2011. This result was driven by superior fixed remunerations and a higher provision for vacations, basically due to a greater staff maintained in the quarter as 92 people were transferred from BBVA Servicios Corporativos to AFP Provida in September 2012. Additionally, the period recorded higher variable-based remunerations paid to chiefs and supervisors of sales mainly referred to higher awards paid associated with the implementation of the commercial plan. The latter was partially offset by lower expenses in AFP Genesis in Ecuador related to wages and salaries of administrative personnel.

In figures, the average administrative staff was 954 workers in 3Q12, while in the 3Q11 it was 913, an increase of 4.5% (41 workers).

•
Wages and salaries of sales personnel amounted to Ch$2,571.1 million in 3Q12, an increase of Ch$458.7 million or 21.7% with respect to the same quarter in 2011. This variation was mainly explained by higher variable-based remuneration paid to sales agents referred to awards and commissions. Additionally, the period recorded higher fixed remunerations and benefits allowances associated to a greater staff maintained in the quarter due to the incorporation of 200 sales agents in August 2012 as per the commercial strategy aimed at improving the sales agents’ profiles in order to have a pension consultant instead of a sales agent.

In figures, the average number of sales agents was 586 workers in 3Q12, an increase of 37.0% with respect to the number maintained in 3Q11 (428 sales agents).

•	Short term benefits to employees amounted to Ch$614.5 million in 3Q12, an increase of Ch$87.0 million or 16.5% with respect to 3Q11, given the higher provision for bonuses required in the quarter.

•	Indemnities were Ch$208.5 million in 3Q12, a decrease of Ch$291.5 million or 58.3% regarding 3Q11. This result was basically the outcome of lower indemnities paid to the sales personnel.

Depreciation and amortization expenses

The depreciation and amortization expenses were Ch$2,134.8 million in 3Q12, an increase of Ch$72.5 million or 3.5% with respect to 3Q11. This result was driven by higher expenses in amortization during the quarter.

•
In 3Q12, the depreciation expenses were Ch$568.9 million, a decrease of Ch$29.6 million or 4.9% with respect to the expenses recorded in the same period in 2011. This result was attributable to lower expenses in all the lines, where the inferior depreciation cost of hardware was highlighted. Likewise, AFP Genesis in Ecuador recorded a lower depreciation expense during the quarter.

•
The amortization expenses in 3Q12 were Ch$1,565.9 million, an increase of Ch$102.1 million or 7.0% with respect to the same quarter in 2011, attributable to higher amortization of intangibles associated with developments of the Unified Platform.

Impairment losses

Impairment losses were Ch$34.2 million in 3Q12, a negative deviation for the same amount since 3Q11 did not record any amount for this concept. It should be noted that the Company implemented an assessment policy of its main assets every three years (or earlier if there is evidence of impairment).

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$7,543.2 million in 3Q12, a decrease of Ch$141.8 million or 1.8% with respect to 3Q11. This result was driven by lower administration expenses, partially offset by superior data processing.

•
Marketing expenses were Ch$233.9 million in 3Q12, lower by Ch$48.7 million or 17.2% with respect to same quarter in 2011. This result was attributable to inferior expenses incurred in publicity, basically since as of September 2011 a retroactive payment was included (corresponding to 2011 and a portion from 2010) for creative services. Partially offsetting the latter, the quarter recorded superior costs in events and sponsoring, mainly related advertising products for events and seminars to marketing areas and a higher expense in communications to participants due to the quarterly balance sheet.

•
Data processing expenses were Ch$1,011.2 million in 3Q12, an increase of Ch$96.7 million or 10.6% with respect to 3Q11. The result was basically driven by higher costs in host maintenance and facilities as per the higher cost in corrective maintenance of the Unified Platform and the development of new minor projects that do not qualified to be activated. Also, the period recorded higher expenses in host maintenance with related companies boosted by superior cost of CCR given the higher level of operations.

•
Administration expenses amounted to Ch$5,500.7 million in 3Q12, a decrease of Ch$253.5 million or 4.4% with respect to the same quarter in 2011. This positive result was basically explained by the amendment of the agreement subscribed with BBVA Servicios Corporativos in order to reduce the rendered services. Additionally, the period recorded lower expenses in outsourcing firms, relate to transfer of archive data.

The above was partially offset by higher write-offs for delayed electronic accreditation matters and fraud topics in saving accounts, both situations are under supervision of the Company´s management in order to minimize the occurrence of such events. Also the period recorded  superior expenses in printing due to the implementation of new services in branch offices.

•
Other operating expenses were Ch$797.4 million in 3Q12, an increase of Ch$63.9 million or 8.7% with respect to the same period in 2011. This result was explained by superior costs incurred in disability qualification, mainly related to clinical examinations due to casualties pending of evaluation stemming from the insurance contract currently in a run-off stage, as well as claims from participants not covered by the prevailing insurance systems, which must be financed by the Company as per the regulation. Additionally, the period recorded a higher installment paid to the AFP association, based on the effective cost of the period.

Financial income (expenses)

Financial income (expenses) for 3Q12 amounted to Ch$652.6 million, higher by Ch$275.2 million (72.9%) as compared to the same quarter in 2011, due to higher cash flows generated by the Company´s liquidity and superior returns obtained by such investments.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$3,607.0 million in 3Q12, higher by Ch$850.2 million or 30.8% with respect to 3Q11. This result basically sustained by the profits generated by foreign associates (Ch$507.4 million in the aggregate) where AFORE Bancomer in Mexico was highlighted, favored mainly by gains on mandatory investments; as well as local associates (Ch$342.8 million in the aggregate) given higher fee income by AFC and higher revenues from sales by Previred.

Company	Country	3Q12	3Q11	Change	%

		(Millions of Chilean pesos, except percentages)

DCV	Chile	22.3	18.9	3.4	18.2%
AFC	Chile	690.4	398.6	291.8	73.2%
Previred	Chile	636.6	589.0	47.6	8.1%
Bancomer	Mexico	1,390.7	1,064.6	326.1	30.6%
Horizonte	Peru	867.1	685.8	181.3	26.4%

TOTAL		3,607.0	2,756.9	850.2	30.8%

Exchange differences

The exchange differences generated losses of Ch$33.2 million in 3Q12, negative by Ch$36.0 million with respect to the gains recorded in 3Q11. This variation was driven by losses on exchange rate given the appreciation of 5.6% in Chilean peso against the Dollar (v/s depreciation of 11.5% recorded in 3Q11) that negatively affected the net position in assets held in dollars. Additionally the quarter recorded lower gains on UF variation due to the decrease of 0.2% in its valuation versus the increase of 0.6% recorded in 3Q11 over the net position in assets adjusted by UF.

Other non-operating revenues

Other non-operating revenues were Ch$843.3 million in 3Q12, an increase of Ch$343.8 million or 68.8% with respect to the same quarter in 2011. This result was basically explained by the reversal of expenses related to provisions from previous years, mainly related to labor suits.

Other non-operating expenses

Other non-operating expenses were Ch$62.1 million in the 3Q12, lower by Ch$14.8 million or 19.2% with respect to the same quarter in 2011. This result was attributable to the fact that September 2011 included higher expenses incurred in fines paid to Government institutions.

Income tax expense

The income tax expense amounted to Ch$10,124.6 million in 3Q12, a growth of Ch$7,800.2 million or 335.6% with respect to 3Q11, primarily due to the implementation of the new tax law, beginning in September 2012, which increased the tax rate of taxable profits for the year 2012 and going forward from 18.5% to 20.0%, and also an increase in the deferred tax rate from 17.0% to 20.0%. In figures, the tax rate effect amounted to Ch$5,762.6 million, affecting both the income tax by Ch$1,033.4 million and the deferred tax by Ch$4,729.2 million.

Finally, the period recorded higher profits before taxes explaining the remaining increase in the income tax expense.

Exchange rate

In 3Q12, an appreciation of 5.59% of Chilean peso against the Dollar was recorded, while in 3Q11 a depreciation of 11.45% of Chilean peso against the dollar was registered.

COMPREHENSIVE INCOME STATEMENT

	3Q12	3Q11	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	39,502.3	38,631.3	871.0	2.3%
Gain on mandatory investments	2,752.9	(11,880.4)	14,633.3	123.2%
Life and disability insurance premium expense (less)	906.2	447.2	459.0	102.6%
Employee expenses (less)	(7,974.9)	(7,527.3)	(447.7)	5.9%
Depreciation and amortization (less)	(2,134.8)	(2,062.3)	(72.5)	3.5%
Impairment losses (less)	(34.2)	-	(34.2)
Miscellaneous other operating expenses (less)	(7,543.2)	(7,685.0)	141.8	-1.8%
Finance costs (less)	(6.1)	(30.7)	24.6	-80.0%
Income (loss) from investments	652.6	377.4	275.2	72.9%
Share of the profit (loss) from equity accounted associates	3,607.0	2,756.9	850.2	30.8%
Exchange differences	(33.2)	2.8	(36.0)	-1279.3%
Other non-operating income	843.3	499.5	343.8	68.8%
Other non-operating expenses (less)	(62.1)	(76.9)	14.8	-19.2%

PROFIT (LOSS) BEFORE TAX	30,475.6	13,452.4	17,023.2	126.5%

Income tax expense	(10,124.6)	(2,324.4)	(7,800.2)	335.6%
Profit (loss) after tax from continuing operations	20,351.0	11,128.0	9,223.0	82.9%

PROFIT (LOSS)	20,351.0	11,128.0	9,223.0	82.9%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	October 31, 2012	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	October 31, 2012	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.